January 10, 2025

Mark Hanchett
Chief Executive Officer
Nxu, Inc.
1828 N Higley Rd., Suite 116
Mesa, AZ 85205

       Re: Nxu, Inc.
           Registration Statement on Form S-1
           Filed December 30, 2024
           File No. 333-284086
Dear Mark Hanchett:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed December 30, 2024
General

1. We note that your disclosure regarding the securities to be sold in the December 26,
       2024 private placement discusses the issuances in future terms. Please revise to confirm that the securities have been issued or provide your analysis as to how registration of such securities is appropriate at this time. Refer to Securities Act
       Sections Compliance and Disclosure Interpretation Question 139.11. January 10, 2025
Page 2
2. We note that you incorporate information by reference into your registration statement. However, since you have not filed your Form 10-K for the fiscal year ended December 31, 2024, you are not eligible to incorporate by reference. Refer to
       General Instruction VII.C of Form S-1. Please amend the registration statement to either remove references to incorporation by reference or file your Form 10-K for the fiscal year ended December 31, 2024, and update accordingly. Please also ensure your compensation disclosure is reflected for the fiscal year ended December 31, 2024.
       Refer to Regulation S-K Compliance and Disclosure Interpretation Question 117.05.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Patrick Fullem at 202-551-8337 or Erin Purnell at 202-551-3454 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Eileen Vernon